al Beverage Corp.

nual report



ARIS

P.E. 5/1/04 SEP 2 2004

Occasion

...Dream

...Celebrate

...Reminisce

Any occasion is

an occasion for us to...

flavor it great!

There is a *magical* refuge—a 'phenomenal' mental place...that exists somewhere between *counting your blessings* and *disappointment*. If your character is such that you shift between these two emotional states—without frequently stopping at that unique, in-between comfort zone—you're pegged...
a *striver* and an *achiever*.

Maybe the ever-present conditions that hone awareness of all considerations...make it tremendously impossible to ease up, even if our accomplishment results in breaking a record or achieving the highest earnings ever. Unfortunately... no correlation may be available between achievement and recognition, as is often the case in the present public-company climate. Although this keeps us quite concerned, determination holds us firmly committed...to *striving* and *achieving* our goals.

FY'04 was a very good year for us at National Beverage Corp.! The revenues and earnings were the highest ever, our flavor segment continued to outperform the declining cola market, we became debt-free and our market capitalization also set a new high. We agonized long and hard over many external opportunities, but they could not justly meet our criteria...so we repaid our shareholders a large portion of their retained earnings...in a one-time cash payment.

Our core brands *Shasta* and *Faygo* outpaced the industry growth by a healthy multiple and media/market spending was up significantly. Much excitement was also generated concerning new television commercials, with one showing during the World Series event. We made great strides in new product development and are presently using the more acceptable sweetener substitute, Splenda®, almost exclusively. We have a backlog of new flavors in the pipeline and the energy segment has been jolted with our new...*Rip It*...
kick a__ energy beverage.

We were able to attract some excellent new management this year and, as


HAPPY BIRTHD
Big 24 oz. Big
Faygo
Redp
Shasta
Fruti
Calorie free
Clear Fruit
SHASTA
SHORTZ
Red Grape stein
Shasta
Zero carbs • Calorie free
Crystal Bay
La Croix
Ritz
ChaMpagNe CoLa



LaCroix
Faygo
RedPop!
Root Beer!
Ritz
12 Pack
Orange!
Grape!
Everfresh
Frutika

Joseph G. Caporella
President

Nick A. Caporella
Chairman & Chief Executive Officer



Financial Highlights

(dollars in millions except per share amounts)	Fiscal Year Ended	
	5/1/2004[1]	5/3/2003
Net Sales	**$ 512.1**	$500.4
Net Income	**18.7**	17.6
Net Income per Share—Basic	**.51**	.48
Working Capital	**65.0**	79.8
Current Ratio	**2.1x**	2.4x
Total Assets	**199.9**	218.2
Total Equity	**125.4**	143.3

(1) In April 2004, the Company paid a special 'one-time' cash dividend of $1.00 per share, aggregating $38.4 million.

Five-Year Growth Data:

FY2004 compared to FY1999

- Branded case volume increased 65%
- Net sales improved 27%
- Net income improved 42%
- Working capital improved $46 million
  (before cash dividend)
- All debt eliminated
- Market capitalization more than doubled
- Cash dividend of $38.4 million paid April 2004

Occasion to...

Our creative and dynamic team is proud that National Beverage is a leader in the soft-drink beverage industry. Through innovative practices and flavor technology, our organization has come to be known as the *'one-stop beverage shop'*:

- *Vertical integration*—from the initial purchase of quality ingredients to the ultimate consumption of our brands by our consumers, we control all aspects of our beverages' life cycle
- *Low-cost producer*—ownership of our plants not only provides efficiencies, but affords us total control over quality and customer service
- *Regional brand dynamics*—consumers are loyal and actively seek our brands in their local markets...time-tested brands they have 'grown up with'
- *Hybrid distribution network*—our customized distribution system meets the needs of a wide variety of customers, ranging from the small 'mom and pop' to the 'mega' chain store
- *Flavors*—we have been dubbed the *'King of Flavors'*, *'America's Flavor Choice'*, *'The Flavor Company'*...we're known for such unique and delicious flavors as Raspberry Crème, Kiwi Strawberry, Peach-Plum-Pear and Mandarin Orange Mango

Our diligence, perseverance and strong work ethic produce the best brands America has to offer. Our multi-flavored carbonated soft-drink lines have provided delicious refreshment to loyal consumers for over a century—Shasta–since 1889, Faygo–since 1907, Big Shot–since 1935 and Ritz–since 1962. We complement these carbonated lines with healthy alternatives: Everfresh and Mr. Pure juices; Frutika nectars; LaCroix sparkling and pure spring waters; Mt. Shasta spring and pure drinking waters; Crystal Bay, ClearFruit and ClearFruit Lite flavored waters; and the latest introduction to the energy drink categories—Rip It and Rip It Lite.

Uniqueness...Quality...Innovation...soaring to new heights!

Reaching **New Heights** with delicious refreshment


clear fruit



of this writing, *Team National* seems quite healthy and robust. Pride abounds like never before! A recent example—upon meeting with three of National's top-rung executives in Virginia, I was overwhelmed with pride as I listened to these energy-packed, dynamic-looking and sounding...sales experts. We are a very fortunate company indeed! (I think I just may have been nudged...into the *count your blessings* state.)

While understanding that there is no perfect plan, no perfect business and no perfect life...many intelligent and logical humans...try to circumvent reality with drive and determination—thus a new record! More profoundly...others, as portrayed within these pages, find exceptional peace and contentment in that *magical* mental place—rewarding them with the vision of who they truly are and what they genuinely desire.

That—is the...*ultimate blessing!*

P.S. Have fun, smile and, for certain...
Do yourself a *flavor!*

highlights of 2004

FY 2004 Results:

- Net income of $18.7 million was the highest in our history
- Shareholders received a distribution of 23% of their equity in April 2004
- Market capitalization reached an all-time high
- Return on tangible equity—15.7%

Shareholder Values
Five-Year Summary

Shareholders' Equity


LaCroix
LaCroix
LaCroix

+100%

Year-End Market Capitalization



+127%


fresh
Refreshment


Ritz


Faygo


LaCroix


Crystal
Bay


Occasion to...

Occasion to...

How is it possible for one company to keep innovating and pioneering refreshing ideas every single day for over a century? The National Beverage team is resourceful and passionate to take on this challenge and is proud of our track record of inventiveness.

From the beginning, our company has thrived on experimentation and originality. Our early brand initiatives changed the complexion of the soft-drink beverage industry in America. For instance, long ago we were the first to introduce diet flavors and soft drinks in steel cans and we pioneered the warehouse distribution method on a national level. We ventured outside the norm by formulating soft drinks with corn-derived fructose sweeteners and were the first to use those sweeteners in aluminum cans.

Today National Beverage is known for such innovative brand and packaging initiatives as Shasta Shortz 8-oz. cans just for kids; the Shasta and Ritz lines of exotic flavors and Frutika nectars targeted to Hispanic markets; and our fruit-flavored waters, ClearFruit and Crystal Bay.

As part of the trend for consumers to prefer healthier diet products, we began using Splenda® in our Crystal Bay, ClearFruit and Shasta diet beverages. Shasta will be one of the first national soft-drink brands to use the widely-preferred Splenda® in substantially all its diet line.

We're particularly excited about our newest introduction, Rip It—an energy fuel that has no rival in taste, size and boost. Also, keep watching for *Oooh! Shasta*, a beautifully packaged **0**-calorie, **0**-carb, **0**-caffeine, **h**igh-quality beverage just for the health-conscious consumer.

At National Beverage, *'to chill'* is to be composed in finding new opportunities, to be self-assured in offering new, exciting, great-tasting flavors, to be steadfast in our pursuit of quality and consistency in all of our beverages and to be unruffled by the challenge of competition.

We love to be first and to be flavorfully cool—it's the National Beverage way!

Over **A Century of Innovation** ...very cool



The fantasy of Flavor...

The challenge for any business is to create an environment that encourages and stimulates innovation...new ideas...favorable new thoughts with regard to its business potential and growth. Such a culture is the cornerstone of National Beverage. 'Dreaming' up new thirst-quenching products, new flavors, new packages—or creating entirely new and different 'better-for-you' beverages is the foundation of our vision.

Isn't it funny how certain aromas trigger fond memories...and revisiting special places creates that original, wonderful feeling once again?

National Beverage invites your participation aboard our...*fantasy of flavor*. Our flavor experts have the creativity and expertise to continually develop new and exciting flavors—flavors that put the '*fiz*' in celebrations and provoke heart-warming smiles. A simple walk in the park or a bite of fresh fruit may inspire our research team to dream up unique flavors worthy of our faithful consumers. New carbonated *soft-drink flavors* brought to market in recent months include French Vanilla Cola, Diet Cola with Lime, St. Nick's Holiday Punch, Diet Chocolate Cream Pie and Diet Key Lime Pie. White Grape, Cranberry-Apple, Peach Watermelon, Cran-Raspberry, Piña Colada, Raspberry Lemonade and Strawberry Watermelon are among our latest juice and flavored water offerings.

Consumers are searching for tantalizing variety, fun and flavor along with quality/value products, enthusiastically consuming more diet sodas and juices, benefiting from still and sparkling waters, and enjoying more non-carbonated drinks than ever before in our nation's history—challenging National Beverage's innovative skills—and creating the perfect...*daydream!*

Daydream

The Culture of Expectation

The measurement of success during a lifetime is an ever-changing and elusive process. When attempting to evaluate the status of 'success', it's important to reflect on all the opportunities that have presented themselves and the results that were attained by them. Opportunities to provide family happiness, to advance a career, to embrace benevolent causes and to provide security for the future...are all significant life events to which each and every one of us aspires.

National Beverage has dramatically expanded our beverage portfolio to offer a richer, fuller variety of wholesome beverages and a complete 'beverage basket' of brands. A diverse, changing, multi-channel, multi-dimensional landscape is a perfect opportunity for flexible, quick-to-market companies such as ours to fulfill shifting consumer tastes.

The core goal of our business philosophy is to accept only the very best in all phases of our operations. We offer faith and trust to our consumers and customers and the security of a quality beverage...every time. Through innovation and determination, we have provided a safe future for the families of our employees...and through our prudent business practices, we have also provided a sound investment for our shareholders. It was with deep gratification that we returned a significant portion of their earnings to our loyal shareholders in 2004.

Team National is a large family founded on the principles of 'good is never enough... when better is available'. Our team has the utmost respect for our customers, for new and lifelong consumers of our brands, for the environment, for our shareholders and for each other. The power of imagination and a culture of expectation allow each of us at National Beverage the freedom and the occasion to *soar*, to *daydream*, to *chill*, and most importantly...to *reflect* on our 'future'.

National Beverage appreciates the exceptional position that we occupy in the hearts of our *Team*, in the community, in the industry, and with our shareholders. We promise to never stop reflecting on our past experiences in order to always meet...*expectations.*

Reflect


Occasion to...
Shasta
Shasta
TIKI ORANGE MANGO
Crystal Bay
CHERRY
PEACH WATERMELON
PURE
Imagine
Imagine


Occasion to...


rip it
ENERGY FUEL
POWER
0 calories
rip it
ENERGY FUEL
POWER
Chill!

Imagine

Selected Financial Data

(In thousands, except per share amounts)	May 1, 2004	May 3, 2003[3]	April 27, 2002	April 28, 2001	April 29, 2000
		Fiscal Year Ended			
Statement of Income Data:					
Net sales	**$ 512,061**	$500,430	$502,778	$ 480,415	$426,269
Cost of sales	**343,316**	335,457	339,041	323,743	286,245
Gross profit	**168,745**	164,973	163,737	156,672	140,024
Selling, general and administrative expenses	**139,058**	136,902	136,925	131,852	120,104
Interest expense	**132**	316	857	2,110	2,789
Other income—net	**544**	706	867	1,506	4,754
Income before income taxes	**30,099**	28,461	26,822	24,216	21,885
Provision for income taxes	**11,408**	10,872	10,270	9,236	8,302
Net income	**$ 18,691**	$ 17,589	$ 16,552	$ 14,980	$ 13,583
Net income per share[2]:					
Basic	**$ .51**	$ .48	$ .45	$ .41	$ .37
Diluted	**.49**	.46	.44	.40	.36
Balance Sheet Data:					
Working capital	**$ 64,967**	$ 79,785	$ 70,164	$ 62,444	$ 54,907
Property—net	**59,535**	60,432	60,658	62,215	62,430
Total assets	**199,891**	218,195	205,685	203,868	197,754
Long-term debt	**—**	300	10,981	24,136	33,933
Deferred income taxes	**14,930**	14,843	12,072	10,208	8,011
Shareholders' equity[1]	**125,376**	143,292	125,677	108,488	93,686
Cash dividends per share[1]	**$ 1.00**				

(1) In April 2004, the Company paid a special "one-time" cash dividend of $1.00 per share, aggregating $38.4 million.

(2) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Share amounts have been adjusted for the 100% stock dividend distributed on March 22, 2004.

(3) Fiscal 2003 consisted of 53 weeks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality non-alcoholic beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

Our lines of multi-flavored soft drinks, including those of our flagship brands, Shasta® and Faygo®, emphasize distinctive flavor variety. In addition, we offer an assortment of premium beverages geared to the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; and LaCROIX®, Mt. Shasta™, Crystal Bay® and ClearFruit® flavored and spring water products. We also produce specialty products, including Rip It™, an energy drink geared toward young consumers, Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of our brands are produced in 14 manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers and wholesalers ("allied brands") as well as soft drinks for other beverage companies.

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands and expanding those brands with new packaging and broader demographic emphasis; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" expectations of the family consumer. We believe that the "regional share dynamics" of our brands perpetuate consumer loyalty within local regional markets, resulting in more aggressive retailer sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel is composed of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken specific measures to expand distribution in this channel. These include development of products specifically targeted to this market, such as ClearFruit, Everfresh, Mr. Pure, Crystal Bay, and Rip It. Additionally, we have created proprietary and specialized packaging for these products with distinctive graphics. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

Results of Operations

Net Sales

Net sales for fiscal 2004 increased approximately $11.6 million, or 2.3%, to $512.1 million. This sales growth was due primarily to increased volume of National Beverage's branded soft drinks and favorable changes in product mix. This improvement was partially offset by a decline in lower margin allied branded business.

Net sales for fiscal 2003 were relatively flat when compared to fiscal 2002. Beginning in the latter part of fiscal 2002, we implemented a strategy to grow our branded portfolio of products with less emphasis placed on lower margin allied branded soft drink products. During fiscal 2003, growth of our flagship soft drink brands, Shasta and Faygo, mitigated the reduction in our allied branded business.

Fiscal 2004 and fiscal 2002 consisted of 52 weeks while fiscal 2003 consisted of 53 weeks.

Gross Profit

Gross profit, approximating 33.0% of net sales for both fiscal 2004 and 2003, increased $3.8 million in fiscal 2004. An increase in higher margin business and a reduction in certain fixed manufacturing costs were partially offset by increases in certain raw material costs.

Gross profit approximated 33.0% of net sales for fiscal 2003 and 32.6% for fiscal 2002. This improvement was due to an increase in higher margin business and a reduction in fixed manufacturing costs related to the phase-out of two less efficient leased production facilities. These improvements were partially offset by increases in certain raw material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal 2004 were $139.1 million or 27.2% of net sales compared to $136.9 million or 27.4% of net sales for fiscal 2003. Due to the effect of higher volume, selling, general and administrative expenses as a percent of sales marginally declined, partially offset by higher marketing costs related to new product introductions.

Selling, general and administrative expenses increased as a percentage of net sales to 27.4% for fiscal 2003 compared to 27.2% of net sales for fiscal 2002. The increase as a percentage of net sales was due to higher selling and distribution expenses related to changes in product and distribution mix.

Interest Expense and Other Income—Net

Fiscal 2004 and 2003 interest expense decreased $184,000 and $541,000 compared to the previous year, respectively, due to a reduction in average outstanding debt and interest rates. Other income includes interest income of $603,000 for fiscal 2004, $816,000 for fiscal 2003, and $1.1 million for fiscal 2002. The decline in interest income is due to a reduction in investment yields and increased investments in tax-exempt securities.

Income Taxes

Our effective tax rate was approximately 37.9% for fiscal 2004, 38.2% for fiscal 2003, and 38.3% for fiscal 2002. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 7 of Notes to Consolidated Financial Statements.

Liquidity and Financial Condition

Capital Resources

Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. The Company maintains unsecured revolving credit facilities aggregating $45 million of which approximately $42 million was available for future borrowings at May 1, 2004. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

Cash Flows

During fiscal 2004, cash of $21.3 million was generated from operating activities, which was offset by $8.1 million used for investing activities and $39.2 million used for financing activities. Cash provided by operating activities for fiscal 2004 decreased $14.7 million due to an increase in working capital requirements. Cash used in investing activities decreased $551,000 due to lower property additions. Cash used in financing activities increased $29.5 million due to a cash dividend paid in April 2004, which was partially offset by a reduction in net debt repayments.

During fiscal 2003, cash of $36.0 million was generated from operating activities, which was partially offset by $8.6 million used for investing activities and $9.7 million used for financing activities. Cash provided by operating activities for fiscal 2003 increased $12.6 million compared to fiscal 2002 primarily due to an increase in cash provided by net income and a reduction in net working capital requirements. Cash used in investing activities increased $1.5 million due to an increase in property additions while cash used in financing activities decreased $3.6 million primarily due to a reduction in net debt repayments.

Financial Position

During fiscal 2004, our working capital decreased $14.8 million to $65.0 million from $79.8 million primarily due to the cash dividend payment. The increase in trade receivables is due to the effect of higher sales volume and change in terms with certain customers. The increase in prepaid and other is due to a reclassification from noncurrent assets and an increase in income tax refund receivables. At May 1, 2004, the current ratio was 2.1 to 1 compared to 2.4 to 1 for the prior year.

During fiscal 2003, our working capital increased $9.6 million to $79.8 million from $70.2 million primarily due to cash generated from operations. The decrease in inventory is related to a reduction in allied branded inventory and the decrease in prepaid and other is partly due to a decline in income tax refund receivables. The accounts payable increase was related to the timing of certain vendor payments. At May 3, 2003, the current ratio was 2.4 to 1 compared to 2.3 to 1 for the prior year.

Liquidity

We continually evaluate capital projects designed to expand capacity and improve efficiency at our manufacturing facilities. During fiscal 2004, management initiated programs intended to improve plant efficiency and, as a result, the Company expects that fiscal 2005 capital expenditures will be higher than fiscal 2004.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004 and 2003, we purchased 18,000 shares and 18,250 shares, respectively, and aggregate shares purchased since January 1998 were 502,060.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.1 million for fiscal 2004, $5.0 million for fiscal 2003, and $5.0 million for fiscal 2002. At May 1, 2004, we owed $1.3 million to CMA for unpaid fees. See Note 6 of Notes to Consolidated Financial Statements.

Contractual Obligations

Long-term contractual obligations at May 1, 2004 are payable as follows:

(In thousands)	Total	2005	2006–2007	2008–2009	Thereafter
Operating leases	$14,575	$5,236	$6,415	$2,442	$482

The Company has contractual obligations relative to the purchase of certain raw materials, which do not require minimum purchase quantities. A significant portion of raw material purchases consist of aluminum cans.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk

We sell products to a variety of customers and extend credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses.

Impairment of Long-Lived Assets

All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes

Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Forward-Looking Statements

National Beverage and its representatives may from time to time make written or oral statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in this Annual Report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; continued retailer support for our products; changes in consumer preferences; success of implementing business strategies; changes in business strategy or development plans; government regulations; regional weather conditions; and other factors referenced in this Annual Report. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Quantitative and Qualitative Disclosures About Market Risk

Commodities

We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates

We had no outstanding debt at the end of fiscal 2004, which eliminated our exposure to interest rate movements.

Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2004 would have changed by approximately $500,000.

Consolidated Balance Sheets

As of May 1, 2004 and May 3, 2003

(In thousands, except share amounts)	**2004**	2003
Assets		
Current assets:		
Cash and equivalents	**$ 34,365**	$ 60,334
Trade receivables—net of allowances of $608 (2004) and $562 (2003)	**48,776**	41,031
Inventories	**29,754**	28,695
Deferred income taxes—net	**1,622**	1,678
Prepaid and other	**6,969**	4,685
Total current assets	**121,486**	136,423
Property—net	**59,535**	60,432
Goodwill	**13,145**	13,145
Intangible assets—net	**1,948**	2,011
Other assets	**3,777**	6,184
	$ 199,891	$ 218,195
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 37,138**	$ 34,969
Accrued liabilities	**17,429**	18,657
Income taxes payable	**1,952**	1,862
Current maturities of long-term debt	**—**	1,150
Total current liabilities	**56,519**	56,638
Long-term debt	**—**	300
Deferred income taxes—net	**14,930**	14,843
Other liabilities	**3,066**	3,122
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	**150**	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 40,894,440 shares (2004) and 22,250,202 shares (2003); outstanding 36,861,656 shares (2004) and 18,235,418 shares (2003)	**409**	223
Additional paid-in capital	**18,646**	16,818
Retained earnings[1]	**124,171**	143,846
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares (2004) and 4,014,784 shares (2003)	**(12,900)**	(12,645)
Total shareholders' equity	**125,376**	143,292
	$ 199,891	$ 218,195

(1) Reflects a $38.4 million cash dividend paid in April 2004.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended May 1, 2004, May 3, 2003 and April 27, 2002

(In thousands, except per share amounts)	**2004**	2003	2002
Net sales	**$512,061**	$500,430	$502,778
Cost of sales	**343,316**	335,457	339,041
Gross profit	**168,745**	164,973	163,737
Selling, general and administrative expenses	**139,058**	136,902	136,925
Interest expense	**132**	316	857
Other income—net	**544**	706	867
Income before income taxes	**30,099**	28,461	26,822
Provision for income taxes	**11,408**	10,872	10,270
Net income	**$ 18,691**	$ 17,589	$ 16,552
Net income per share—			
Basic	**$ .51**	$ .48	$ .45
Diluted	**$ .49**	$ .46	$ .44
Average common shares outstanding—			
Basic	**36,937**	36,800	36,425
Diluted	**38,166**	38,120	37,984

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended May 1, 2004, May 3, 2003 and April 27, 2002

	2004		2003		2002	
(In thousands, except share amounts)	**Shares**	**Amount**	Shares	Amount	Shares	Amount
Preferred Stock						
Beginning and end of year	**150,000**	**$ 150**	150,000	$ 150	150,000	$ 150
Common Stock						
Beginning of year	**22,250,202**	**223**	22,209,312	222	22,134,612	221
Stock options exercised	**338,510**	**3**	40,890	1	74,700	1
100% stock dividend	**18,305,728**	**183**	—	—	—	—
End of year	**40,894,440**	**409**	22,250,202	223	22,209,312	222
Additional Paid-In Capital						
Beginning of year		**16,818**		16,526		15,638
Stock options exercised		**2,011**		292		888
100% stock dividend		**(183)**		—		—
End of year		**18,646**		16,818		16,526
Retained Earnings						
Beginning of year		**143,846**		126,257		109,705
Net income		**18,691**		17,589		16,552
Cash dividends paid		**(38,366)**		—		—
End of year		**124,171**		143,846		126,257
Treasury Stock—Preferred						
Beginning and end of year	**150,000**	**(5,100)**	150,000	(5,100)	150,000	(5,100)
Treasury Stock—Common						
Beginning of year	**4,014,784**	**(12,645)**	3,996,534	(12,378)	3,972,634	(12,126)
Purchase of stock	**18,000**	**(255)**	18,250	(267)	23,900	(252)
End of year	**4,032,784**	**(12,900)**	4,014,784	(12,645)	3,996,534	(12,378)
Total Shareholders' Equity		**$125,376**		$143,292		$125,677

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended May 1, 2004, May 3, 2003 and April 27, 2002

(In thousands)	**2004**	2003	2002
Operating Activities:			
Net income	**$ 18,691**	$ 17,589	$ 16,552
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**11,394**	11,319	11,750
Deferred income tax provision	**143**	2,709	1,581
Loss on sale of assets	**59**	110	203
Changes in assets and liabilities:			
Trade receivables	**(7,745)**	1,924	(1,887)
Inventories	**(1,059)**	2,345	707
Prepaid and other assets	**(2,297)**	(1,834)	(2,180)
Accounts payable	**2,169**	4,150	(6,832)
Accrued and other liabilities, net	**(34)**	(2,324)	3,463
Net cash provided by operating activities	**21,321**	35,988	23,357
Investing Activities:			
Property additions	**(8,696)**	(8,936)	(7,162)
Proceeds from sale of assets	**623**	312	72
Net cash used in investing activities	**(8,073)**	(8,624)	(7,090)
Financing Activities:			
Debt repayments	**(1,450)**	(9,531)	(9,155)
Payment on line of credit	**—**	—	(4,000)
Common stock cash dividend	**(38,366)**	—	—
Purchase of common stock	**(255)**	(267)	(252)
Proceeds from stock options exercised	**854**	122	161
Net cash used in financing activities	**(39,217)**	(9,676)	(13,246)
Net Increase (Decrease) in Cash and Equivalents	**(25,969)**	17,688	3,021
Cash and Equivalents—Beginning of Year	**60,334**	42,646	39,625
Cash and Equivalents—End of Year	**$ 34,365**	$60,334	$42,646
Other Cash Flow Information:			
Interest paid	**$ 133**	$ 336	$ 935
Income taxes paid	**11,049**	7,863	6,671

See accompanying Notes to Consolidated Financial Statements.

1. Significant Accounting Policies

Organization

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, a 53rd week is added every five or six years. Fiscal 2004 and fiscal 2002 consist of 52 weeks while fiscal 2003 consists of 53 weeks.

Cash and Equivalents

Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity or redemption option of three months or less.

Changes in Accounting Standards

Management has reviewed the current changes in accounting standards and does not expect any of these changes to have a material impact on the Company.

Credit Risk

We sell products to a variety of customers and extend credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses. At May 1, 2004 and May 3, 2003, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.

Impairment of Long-Lived Assets

All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes

Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market. Inventories at May 1, 2004 are comprised of finished goods of $16,349,000 and raw materials of $13,405,000. Inventories at May 3, 2003 are comprised of finished goods of $16,288,000 and raw materials of $12,407,000.

Marketing Costs

We are involved in a variety of marketing programs, including cooperative advertising programs with customers, which advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs of future media advertising. Total marketing costs, which are included in selling, general and administrative expenses, were $41.2 million in fiscal 2004, $39.4 million in fiscal 2003, and $40.3 million in fiscal 2002.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Included in average common shares outstanding are shares of common stock that option holders have elected to defer physical delivery following the exercise of stock options. Diluted net income per share also includes the dilutive effect of stock options, which amounted to 1,229,000 shares (2004), 1,320,000 shares (2003), and 1,559,000 shares (2002).

Property

Property is recorded at cost. Depreciation is computed by the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery.

Sales Incentives

We offer various sales incentive arrangements to our customers, which are accounted for as a reduction of revenue. Many of these arrangements are based on annual and quarterly volume targets that are recorded based on expected amounts to be paid. Under certain arrangements, advanced payments are made to customers, which are deferred and amortized based on the contractual unit volume or the straight-line method over the lesser of the period of benefit or the non-cancelable period of the contract. It is our policy to periodically review and evaluate the future benefits associated with these costs to determine that deferral and amortization is justified. Unamortized costs associated with remaining periods of one year or less are included in prepaid and other, while all other amounts are included in other assets.

Segment Reporting

We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs

Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $41.4 million in fiscal 2004, $40.6 million in fiscal 2003, and $39.7 million in fiscal 2002.

Stock-Based Compensation

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards unless the exercise price of options granted is less than the market price on the date of grant.

We apply Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("SFAS 123") for awards granted to non-employees after December 15, 1994. The fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: expected life of 10 years; volatility factor of 41% for fiscal 2004, 42% for 2003, and 43% for 2002; risk-free interest rates of approximately 4% for fiscal 2004, 4% for 2003, and 5% for 2002; and no dividend payments.

Had compensation cost for options granted to employees been recorded using the Black-Scholes option-pricing model, net income and basic and diluted earnings per share for each of the last three fiscal years would have been reduced on a pro forma basis by less than $200,000 and $.01 per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Property

Property at May 1, 2004 and May 3, 2003 consisted of the following:

(In thousands)	**2004**	2003
Land	**$ 10,187**	$ 10,625
Buildings and improvements	**37,693**	36,331
Machinery and equipment	**108,989**	102,832
Total	**156,869**	149,788
Less accumulated depreciation	**(97,334)**	(89,356)
Property—net	**$ 59,535**	$ 60,432

Depreciation expense was $8,911,000 for fiscal 2004, $8,740,000 for fiscal 2003, and $8,444,000 for fiscal 2002.

3. Intangible Assets

Intangible assets at May 1, 2004 and May 3, 2003 consisted of the following:

(In thousands)	**2004**	2003
Nonamortizable trademarks	**$ 1,587**	$ 1,587
Amortizable distribution rights and other	**882**	882
Less accumulated amortization	**(521)**	(458)
Net	**361**	424
Total—net	**$ 1,948**	$ 2,011

Amortization expense related to intangible assets was $63,000 for fiscal 2004, $59,000 for fiscal 2003, and $57,000 for fiscal 2002.

4. Accrued Liabilities

Accrued liabilities at May 1, 2004 and May 3, 2003 consisted of the following:

(In thousands)	**2004**	2003
Accrued compensation	**$ 5,539**	$ 5,063
Accrued promotions	**5,490**	6,881
Other accrued liabilities	**6,400**	6,713
Total	**$17,429**	$18,657

5. Debt

A subsidiary maintains unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") with banks. The Credit Facilities expire through February 1, 2006 and bear interest at ½% below the banks' reference rate or 1% above LIBOR, at the subsidiary's election. At May 1, 2004, there was no outstanding debt under the Credit Facilities and approximately $42 million was available for future borrowings. On April 27, 2004, the Company repaid the outstanding balance under a term loan facility, which had $1,450,000 outstanding at May 3, 2003, with interest at 1¼% above LIBOR.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. At May 1, 2004, retained earnings of approximately $25 million were restricted from distribution.

6. Capital Stock and Transactions with Related Parties

On March 22, 2004, the Company distributed a 100% stock dividend to shareholders of record on March 8, 2004. As a result of the stock dividend, approximately $183,000, representing the par value of the shares issued, was reclassified from additional paid-in capital to common stock. Average shares outstanding, stock option data and per share data presented in these financial statements have been adjusted retroactively for the effects of the stock dividend.

On April 30, 2004, the Company paid a special "one-time" cash dividend of $1.00 per share to shareholders of record on March 26, 2004, including holders of deferred shares and vested stock options.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004 and 2003, we purchased 18,000 shares and 18,250 shares, respectively, and aggregate shares purchased since January 1998 were 502,060. Such shares are classified as treasury stock.

National Beverage is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide our Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales, plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Company's Board of Directors. We incurred fees to CMA of $5.1 million for fiscal 2004, $5.0 million for fiscal 2003, and $5.0 million for fiscal 2002. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at May 1, 2004 and May 3, 2003 were amounts due CMA of $1.3 million.

7. Income Taxes

The provision for income taxes consisted of the following:

(In thousands)	**2004**	2003	2002
Current	**$11,265**	$ 8,163	$ 8,689
Deferred	**143**	2,709	1,581
Total	**$11,408**	$10,872	$10,270

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.0**	2.9	2.6
Permanent differences	**(.1)**	.3	.7
Effective income tax rate	**37.9%**	38.2%	38.3%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Our deferred tax assets and liabilities as of May 1, 2004 and May 3, 2003 consisted of the following:

(In thousands)	2004	2003
Deferred tax assets:		
Accrued expenses and other	**$ 3,074**	$ 2,428
Inventory and amortizable assets	**388**	415
Total deferred tax assets	**3,462**	2,843
Deferred tax liabilities:		
Property	**14,861**	14,684
Intangibles and other	**1,909**	1,324
Total deferred tax liabilities	**16,770**	16,008
Net deferred tax liabilities	**$13,308**	$13,165
Current deferred tax assets—net	**$ 1,622**	$ 1,678
Noncurrent deferred tax liabilities—net	**$14,930**	$14,843

8. Incentive and Retirement Plans

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,000,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,000,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants of our Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,400,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 1,000,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. National Beverage also authorized the issuance of options to purchase up to 100,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 200,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 12,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. The options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduces to the par value of the stock at the end of the six-year vesting period. The difference between the exercise price and the fair market value of the stock on date of grant is amortized over the vesting period.

The 1991 Stock Purchase Plan provides for the purchase of up to 1,280,000 shares of common stock by employees who (i) have been employed by our Company for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of May 1, 2004, no shares have been issued under the plan.

The following is a summary of stock option activity:

	2004		2003		2002	
(Shares in thousands)	**Shares**	**Price[1]**	Shares	Price[1]	Shares	Price[1]
Outstanding at beginning of year	**1,869**	**$2.17**	1,993	$2.30	2,548	$1.86
Options granted	**15**	**5.33**	1	4.21	179	4.42
Options exercised	**(748)**	**1.14**	(82)	1.48	(513)	.42
Options canceled	**(103)**	**2.19**	(43)	2.33	(221)	3.23
Outstanding at year-end	**1,033**	**2.82**	1,869	2.17	1,993	2.30
Exercisable at year-end	**817**	**$2.74**	1,629	$2.03	1,501	$1.75
Available for grant at year-end	**2,459**		2,351		2,309	
Weighted average fair value of options granted		**$5.37**		$4.59		$3.94

(1) Reflects weighted average exercise price except where noted.

The following is a summary of stock options outstanding at May 1, 2004:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Remaining Life[1]	Shares	Exercise Price[2]	Shares	Exercise Price[2]
$ .01–$1.32	4 years	248	$ .95	226	$ .95
$2.27–$2.87	7 years	416	2.62	319	2.56
$3.20–$3.69	8 years	194	3.67	112	3.69
$4.26–$6.82	9 years	175	4.98	160	4.94
	6 years	1,033	2.82	817	2.74

(1) Reflects weighted average remaining contractual life.
(2) Reflects weighted average exercise price.

During fiscal 2004, 2003 and 2002, approximately $1,160,000, $171,000, and $727,000, respectively, of accrued compensation and tax benefits related to stock options exercised was credited to additional paid-in capital.

We contribute to various defined contribution retirement plans (for employees under various collective bargaining agreements) and discretionary profit sharing plans (for non-union employees). Contributions were $2.2 million for fiscal 2004, $2.2 million for fiscal 2003, and $2.1 million for fiscal 2002.

9. Commitments and Contingencies

Future minimum rental commitments for non-cancelable operating leases at May 1, 2004 are as follows:

(In thousands)	
Fiscal 2005	$ 5,236
Fiscal 2006	3,812
Fiscal 2007	2,603
Fiscal 2008	1,410
Fiscal 2009	1,032
Thereafter	482
Total minimum lease payments	$14,575

Rental expense was $8,828,000 for fiscal 2004, $8,934,000 for fiscal 2003, and $9,415,000 for fiscal 2002.

The Company has contractual obligations relative to the purchase of certain raw materials, which do not require minimum purchase quantities. A significant portion of raw material purchases consist of aluminum cans.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

10. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2004				
Net sales	**$145,665**	**$129,373**	**$107,026**	**$129,997**
Gross profit	**48,628**	**42,342**	**35,164**	**42,611**
Net income	**8,450**	**4,021**	**1,356**	**4,864**
Net income per share—basic	**$ .23**	**$ .11**	**$ .04**	**$ .13**
Net income per share—diluted	**$ .22**	**$ .11**	**$ .04**	**$ .13**
Fiscal 2003[1]				
Net sales	$ 142,877	$ 127,348	$ 100,500	$ 129,705
Gross profit	47,473	41,261	32,950	43,289
Net income	8,051	3,843	1,089	4,606
Net income per share—basic	$ .22	$ .10	$ .03	$ .13
Net income per share—diluted	$ .21	$ .10	$ .03	$ .12

(1) Fiscal 2003 fourth quarter consisted of fourteen weeks while other quarters consisted of thirteen weeks.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and
Shareholders of National Beverage Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of National Beverage Corp. and its subsidiaries at May 1, 2004 and May 3, 2003, and the results of their operations and their cash flows for each of the three years in the period ended May 1, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
July 30, 2004

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("the Common Stock") is listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2004		Fiscal 2003	
	High	**Low**	High	Low
First Quarter	**$ 7.70**	**$6.75**	$8.60	$6.40
Second Quarter	**$ 7.69**	**$6.98**	$ 7.18	$5.50
Third Quarter	**$ 8.37**	**$7.43**	$7.85	$ 7.15
Fourth Quarter	**$11.60**	**$8.05**	$7.65	$6.90

Excluding beneficial owners of our Common Stock whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 800 shareholders of record at July 19, 2004, according to records maintained by our transfer agent.

The stock prices shown above have been restated to reflect the 100% stock dividend distributed on March 22, 2004 to shareholders of record on March 8, 2004.

On April 30, 2004, the Company paid a special "one-time" cash dividend of $1.00 per share. Currently, the Board of Directors has no plans to declare additional cash dividends. See Note 5 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

Corporate Data

Directors

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
President
Trendmaker Development Co.

S. Lee Kling*
Chairman of the Board
The Kling Company

Joseph P. Klock, Jr., Esq.*
Chairman and Managing Partner
Steel, Hector & Davis

Member Audit Committee

Corporate Management

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President—
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

John S. Bartley
Director—Internal Audit

Brent R. Bott
Director—Consumer Marketing

H. Don Hatcher
Director—Insurance

Gregory J. Kwederis
Director—Beverage Analyst

Lawrence P. Parent
Director—Credit Management

Subsidiary Management

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

William R. Phillips
President
National BevPak

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Everfresh Beverages, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Harold S. Jackson
Executive Vice President
Shasta Northwest, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

Michael J. Perez
Executive Vice President
Shasta Midwest, Inc.

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages International, Inc.

Worth B. Shuman, III
Vice President
Military Sales

Andrew F. Stallone
Vice President
Beverage Corporation
International, Inc.

Martin J. Rose
General Manager
Shasta Vending

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
PACO, Inc.
Shasta, Inc.
Shasta Beverages, Inc.
Shasta Beverages International, Inc.
Shasta Midwest, Inc.
Shasta Northwest, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

Corporate Offices

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, October 1, 2004 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827.

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 888-4-NBCFIZ.

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

Stock Exchange Listing

Common Stock is listed on the American Stock Exchange—symbol *FIZ*.

Transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
800-756-3353
www.melloninvestor.com

Independent Auditors

PricewaterhouseCoopers LLP
Miami, FL


National
Beverage
Corp.

One North University Drive, Fort Lauderdale, Florida 33324 • 954-581-0922 • www.nationalbeverage.com